**Acorns Securities, LLC**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended September 30, 2019**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69294 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __10/1/2018__ AND ENDING __9/30/2019__

MM/DD/YY               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Acorns Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**5300 California Avenue**

(No. and Street)

__Irvine__          __CA__          **92617**

(City)          (State)          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colin Lam          949-438-4245

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Moss Adams LLP**

(Name – *if individual, state last, first, middle name*)

| **5415 East High Street, Suite 350** | **Phoenix** | **AZ** | **85054** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Colin Lam _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Acorns Securities, LLC _____ , as

of September 30 _____, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


*(signature)*

—————————————————
Signature

Financial and Operations Principal
—————————————————
Title


—————————————————
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 27th day

of 11 , 20 19 by COLIN LAM

_____ proved to me on the basis
of satisfactory evidence to be the person(s) who appeared before me.

Signature _____ (Seal)





# Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Acorns Securities, LLC

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Acorns Securities, LLC (the "Company") as of September 30, 2019, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Moss Adams LLP*

Phoenix, Arizona
November 27, 2019

We have served as the Company's auditor since 2015.

## Acorns Securities, LLC
## Statement of Financial Condition
## September 30, 2019

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,537,718 |
| Cash and securities segregated per regulations | | 1,418,272 |
| Receivable from clearing firm | | 28,102,337 |
| Deposit at clearing firm | | 50,000 |
| Securities held at clearing firm, at fair value | | 411,115 |
| Receivable from affiliate | | 843,158 |
| Prepaid expenses | | 31,991 |
| Equipment and furniture, net | | 2,688 |
| **Total assets** | $ | 32,397,279 |

### Liabilities and Member's Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 310,020 |
| Payable to customers | | 28,407,771 |
| Payable to affiliate | | 48,244 |
| **Total liabilities** | | 28,766,035 |

Commitments and contingencies

**Member's equity**

| | | |
|---|---|---|
| Member's equity | | 3,631,244 |
| **Total member's equity** | | 3,631,244 |
| **Total liabilities and member's equity** | $ | 32,397,279 |

The accompanying notes are an integral part of these financial statements.

1

## NOTE 1:  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Organization*

Acorns Securities, LLC (the "Company")  was organized in the State of Delaware on April 9, 2013.  The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.  The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Acorns Grow, Inc. (the "Parent").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(a)(1)(ii),  the Company maintains subaccounts pursuant to an omnibus arrangement with a clearing firm. The Company also transmits block trade and other orders placed by its affiliated investment adviser, Acorns Advisers, LLC.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company does not actively trade securities of its own except to effect customer transactions.  Securities held by the Company are traded on major stock exchanges and stated at market value.

Equipment and furniture are stated at cost.  Depreciation is provided on a straight-line basis using estimated lives of 3 to 7 years.  Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized.  When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no expense or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination.

*Recent Accounting Pronouncement*

In May 2014, the Finanical Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), which has been modified through additional technical corrections since its original issuance (collectively ASC 606). The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. The standard defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under previous GAAP. The standard allowed companies to apply either a full retrospective approach, which requires applying the standard to each prior year reporting period presented, or a modified retrospective approach with a cumulative effect adjustment recognized upon adoption. We adopted the provisions of the standard on October 1, 2018 using the modified retrospective approach, which did not result in any cumulative adjustment to opening retained earnings nor did it have a material impact on our financial statements. The adoption of ASU 2014-09, however, requires expanded disclosures under the new guidance.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18). ASU 2016-18 requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The ASU requires changes in the Company's restricted cash to be classified as either operating activities, investing activities or financing activities in the Consolidated Statement of Cash Flows, depending on the nature of the activities that gave rise to the restriction. We adopted the provisions of the standard on October 1, 2018. Using the retrospective transition method as permitted by the amendment, the 'Cash and cash equivalents' at September 30, 2018 increases by $1,108,588.

**NOTE 2:  CASH SEGREGATED UNDER SECURITIES REGULATIONS**

At September 30, 2019, cash of $1,418,272 has been segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

**NOTE 3:  DEPOSIT AT CLEARING FIRM**

The Company has an omnibus account trading agreement with clearing firm, RBC Capital Markets, in order to execute trades on behalf of the clients of its affiliated adviser, Acorns Advisers, LLC.  The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin.  Interest is paid monthly on these cash deposits at the average overnight repurchase rate.   The balance at September 30, 2019 was $50,000.

**NOTE 4:  FAIR VALUE OF SECURITIES OWNED**

We apply fair value accounting for all financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash and cash equivalents, accounts receivable, and accounts payable, it is estimated that the carrying amount approximated fair value because of the short maturities of these instruments.

Fair value is estimated using various valuation models, which utilize certain inputs and assumptions that market participants would use in pricing the asset or liability. The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. There were no assets and liabilities measured at fair value on a non-recurring basis at September 30, 2019. All securities held by the Company were exchange-traded funds. The following table presents the Company's securities that are measured at fair value on a recurring basis by fair value hierarchy at September 30, 2019:

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Exchange-traded funds at fair value | $ 411,115 | $ - | $ - | $ 411,115 |
| **Totals** | **$ 411,115** | **$ -** | **$ -** | **$ 411,115** |

## NOTE 5:  RECEIVABLE FROM CLEARING FIRMS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing firm on an omnibus basis.  In accordance with the clearance agreement, the Company has agreed to indemnify the clearing firm for losses, if any, which the clearing firm may sustain from carrying securities transactions introduced by the Company.  As of September 30, 2019, the receivable from the clearing firm was $28,102,337.

## NOTE 6:  PAYABLES TO CUSTOMERS

Customer payables represent free credit balances from customer funds on deposit, and/or funds accruing to customers as a result of settled trades and other security related transactions.  Total customer payables as of September 30, 2019 was $28,407,771.

## NOTE 7:  EQUIPMENT AND FURNITURE, NET

Equipment and furniture are recorded net of accumulated depreciation and summarized by major classification as follows:

| | |
|---|---|
| Equipment and furniture | $ 15,738 |
| Less: accumulated depreciation | (13,050) |
| Equipment and furniture, net | $ 2,688 |

Depreciation expense for the year ended September 30, 2019 was $2,234.

## NOTE 8:  RELATED-PARTY TRANSACTIONS

The Company is affiliated through common ownership with Acorns Advisers, LLC ("Advisers"). During April of 2014, the Company and Advisers entered into a brokerage and custodial services agreement whereby the Company agrees to establish and maintain an account on its books and records for each client of the Advisers ("Clients").  Accordingly, the Company has established several omnibus accounts for the benefit of Clients which are maintained by another clearing firm.  Furthermore, the Company is responsible for instructing the clearing firm to maintain possession or control of investments in these omnibus accounts free of any charge, lien, or claim of any kind in favor of the clearing firm or any person claiming through the clearing firm.  For the year ended September 30, 2019, the Company earned $4,493,809 from Advisers in fees, of which $426,227 was  receivable as of September 30, 2019.

In September 2013, the Company and the Parent entered into a technology license and services agreement whereby the Parent grants to the Company the right and license to utilize technology developed by the Parent for maintaining books and records for Clients and receiving orders from Advisers.  The agreement was updated in October 2016 and then in January 2018 to include reimbursements for cybersecurity and gradually increase the total fee amount to $197,500 per month as of September 2019.  For the year ended September 30, 2019, the Company paid $1,912,500 in technology licensing fees to the Parent.

In May 2015, the Company and the Parent entered into a sublease agreement whereby the Company agreed to sublease office space from the Parent.  The Sublease terminated in January 2019 when Sublessor vacated the premises.  In February 2019, the Company and the Parent entered into another sublease agreement when both companies moved into the current location.  For the year ended September 30, 2019, the Company paid $21,568 in lease payments to the Parent.

In April 2015, the Company and the Parent entered into an expense sharing agreement whereby the Company agrees to reimburse the Parent payroll, equipment and other incidental expenses paid on behalf of the Company.  The Parent further agrees to provide the Company general consumables, insurance and technology support at no additional charges.  For the year ended September 30, 2019, the Company reimbursed $46,882 to the Parent per agreement.  As of September 30, 2019, $48,244 was payable to the Parent and its other subsidiary.

It is possible that the terms of certain of the related-party transactions are not the same as those that would result for transactions among wholly unrelated parties.

**NOTE 9:  COMMITMENTS AND CONTINGENCIES**

In April 2018, the Company entered into a four-year agreement with a third-party to provide investor communications services on behalf of the Company.  Early termination of this agreement may result in early-termination fees.  At this time, management views the possibility of early termination as remote and cannot reasonably estimate the potential termination cost.

**NOTE 10  GUARANTEES**

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 460, *Guarantees* ("ASC 460") requires the Company to disclose information about its obligations under certain guarantee arrangements.  ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.  This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2019 or during the year then ended.

**NOTE 11:  CONCENTRATION OF CREDIT RISK**

The Company maintains bank accounts at financial institutions.  These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000.  At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits.  The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions.  In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk.  The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument.  It is the Company's policy to review, as necessary, the credit standing of each counter-party.

**NOTE 12: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital is less than 5% of such items. Net capital and aggregate indebtedness change day to day, but on September 30, 2019, the Company had net capital of $2,661,504 which was $2,100,384 in excess of its required net capital of $561,120.

**NOTE 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED REGULATORY FOCUS REPORT**

| | |
|---|---:|
| Net capital per unaudited schedule | 2,669,554 |
| Adjustments | (8,050) |
| | |
| Net capital per audited statements | 2,661,504 |